Exhibit No. 7

BNP PARIBAS Logo



                                                             Paris, May 07, 2001

                                  PRESS RELEASE


            BNP Paribas offers to acquire outstanding 55% of BancWest
            ---------------------------------------------------------

        France's N(degree)1 listed bank plans to boost its International Retail Banking franchise through acquisition of 100% control of US affiliate


BNP Paribas has proposed to acquire for a total amount of $2.45 billion the 55% of BancWest Corporation's common stock that it does not already own at a price of $35 in cash per share. The proposal was made to BancWest in accordance with authorization granted by BancWest's Board of Directors. The Board acted upon the unanimous recommendation of a five-member Special Committee of independent directors which held exploratory discussions with BNP Paribas, and in accordance with the agreements entered into in connection with the 1998 merger of the former parent company of Bank of the West with and into First Hawaiian, Inc.

BNP Paribas was informed this morning that the Special Committee considers that the proposal is in the best interest of BancWest's shareholders and has unanimously recommended to the full Board of BancWest that it accept BNP Paribas's offer.

Upon hearing of the Special Committee's recommendation, Walter Dods, Chairman and Chief Executive Officer of BancWest, stated, "I'm looking forward to participating in our Board meeting on Monday, May 7 to review the proposal. I am pleased that our Special Committee is recommending that our Board approve the proposal. It seems to be a compelling one that would be in the best interests of all of our public stockholders as well as our customers, our community and our employees."

In addition to Mr Dods and the five members of the Special Committee, the twenty member BancWest Board includes nine representatives of BNP Paribas.


A key step in the implementation of the Group's International Retail Banking strategy.

The proposed transaction, if consummated, would further the objectives set out in BNP Paribas' industrial plan, which establishes as one of its top priorities the development of international retail banking, a sector offering high return potential for the group.

Following the transaction, BNP Paribas would be in a position to fully benefit from BancWest's growth opportunities as well as 100% of its expanding cash earnings.

BancWest is a bank holding company formed in November 1998 through the merger of the parent company of Bank of the West, at that time a wholly-owned subsidiary of Banque Nationale de Paris (BNP), with publicly-traded First Hawaiian, Inc. As a result of the 1998 Bank of the West/First Hawaiian merger, BNP became the owner of 45% of the merged entity and its largest shareholder.

As of 31 March 2001 BancWest had total assets of $19.4 billion, ranking as the 36th largest bank holding company in the United States in terms of assets. BancWest serves 1.1 million households and businesses in the Western United States and has 252 branches concentrated in Hawaii and six Western states:
California, Nevada, Oregon, Washington, Idaho, and New Mexico. Through First Hawaiian Bank, BancWest has a leading market share in terms of deposits in Hawaii. Among California banks, Bank of the West ranks fourth in terms of assets. In addition to these community banking activities, BancWest also has a significant nationwide consumer credit and specialized lending franchise.

BancWest has been able to meet all the projections made at the time of its 1998 merger. Highlights from the 1st quarter ended 31 March 2001 included:

o   Double-digit earnings growth of 24.9% from the 1st quarter ended 31 March
    2000.
o Increase in total assets of 10.8% compared to the same period a year earlier. Loans totaled $14.2 billion, up 10.5%. Deposits were $14.7 billion, up 10.4%.
o Improved efficiency. The efficiency ratio has steadily improved from 65.5% in 1997 to 52.9% for the 1st quarter of 2001.
o Improved profitability ratios. BancWest's operating return on average tangible assets was 1.62%, ranking it in the top half of the largest 50 bank holding companies in the United States. Return on average tangible stockholders' equity was 22.26%.

Lastly, the acquisition of 30 branches in New Mexico and Nevada was completed during the first quarter of 2001. These branches, which were divested by First Security following its merger with Wells Fargo, had $1.2 billion in deposits and $225 million in loans at acquisition.


A solid investment

From its acquisition of Bank of the West in 1981, and through the merger with First Hawaiian Bank in 1998, BNP Paribas has had a long and close relationship with the management of its US affiliate. BNP Paribas plans to rely on this team to continue guiding the institution in its successful development.

For the past 20 years, BNP Paribas has been proactively involved in the development of Bank of the West and BancWest and has therefore acquired a detailed understanding of its affiliate's core businesses and a deep confidence in its ability to continue to grow profitably.

BancWest's focus on the retail banking market, its highly diversified loan portfolio (Hawaii: 30%, Western US: 40%, national lending activities: 30%), its absence of exposure to California utilities and its negligible exposure to the high technology sector are expected to allow the bank to successfully weather the current US economic slowdown. In the longer run, BNP Paribas believes that the strong demographics of BancWest's core markets - population growth above six percent for the seven states in which it operates -- offer very significant growth potential.

Favorable Financial Terms

The offer translates into 15.15 X consensus estimated forward cash EPS and 2.13 X book value. Such terms are in line with those recently observed in comparable US regional bank transactions.

In connection with the proposed transaction, BNP Paribas plans to finance the investment without recourse to equity or debt issues.. The proposed transaction's impact on BNP Paribas' capital ratios would be more than offset by its 2001 expected after tax earnings and the previously stated objective of maintaining its Tier 1 ratio (proforma of the Paribas CVR impact) in the range of 7 % would therefore remain unchanged. In 2002, the structure of the transaction assures a cash return superior to 8% after taxes without taking into account any synergies.

As of 2001, taking into account the anticipated closing date, the proposed transaction is expected to be slightly accretive (+ 0.1%) without taking into account any synergies. Based on consensus GAAP estimates, BNP Paribas' 2002 earnings per share would increase by 0.6%.

The proposed transaction is expected to slightly increase BNP Paribas' return on equity and would allow the group to achieve the 35% 2002 pre-tax ROE objective set for its International Retail Banking Division.


An Ideal Platform for the Group to take advantage of Growth Opportunities in the US

Should the offer be accepted, BNP Paribas would:

o   Continue to support BancWest's disciplined value-added acquisition strategy;
o Accelerate the exchange of expertise and know-how between the two organizations;
o Use BancWest as a platform for the potential development of additional business lines in the US.


Baudouin Prot, Director and Chief Operating Officer of BNP Paribas, said "This operation comes at a particularly opportune moment. The birth of BNP Paribas in 2000 created a world class entity, with global expertise and a comprehensive product range offering wide-ranging cross selling opportunities in areas such as consumer finance, private banking and asset management. Moreover, the Group's newly-granted status as a US Financial Holding Company will allow it to develop its US franchise in areas such as bancassurance, where it has recognized global expertise."

BNP Paribas is advised by Merrill Lynch & Co. in connection with this transaction.



Disclaimer:

BNP Paribas cannot guarantee that the above-referenced proposal will be accepted by BancWest Corporation, nor the eventual date of such acceptance. In the event that the proposal is accepted, the proposed transaction is subject to the approval of regulatory authorities as well as that of the shareholders of BancWest.





Contacts :
Antoine Sire      33-1 40 14 21 06
Henri de Clisson  33-1 40 14 65 14   Dominique Rault  33-1 40 14 65 16